Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: December 6, 2021

The following communication is a transcript of a fireside chat made by the management of EQRx, Inc.(“EQRx”) at the 4th Annual Evercore ISI HealthCONx Conference on December 2, 2021. A webcast of the discussion was made available by EQRx on the Investors portion of its website at https://www.eqrx.com/investors/.

Company Name: EQRx, Inc.

Event: 4th Annual Evercore ISI HealthCONx Conference

Date: December 2, 2021

<<Umer Raffat, Analyst, Evercore ISI>>

Hello everyone, thank you for joining on the last fireside chat of this conference or at least on my track. And pleasure to have EQRx management. Many of you may have heard of EQRx already, but if you have not, this is a very interesting business model on drug pricing and innovation at the same time. There’s a ton to talk about, but I’m going to turn it over to Melanie, Jami and Eric first to kick things off and I’ll jump right in on my end.

<<Melanie Nallicheri, Chief Executive Officer>>

Well, thank you so much, Umer, first of all, for having us. It’s pleasure to be here. It’s actually a great day in at EQRx. We just had news and release it this morning that our S-4 has been declared effective by the SEC. So that’s for our merger with CM Life Sciences III. And through this process, we are becoming a public company. So a major milestone and especially even more major given that we are a two-year old company. So we’re really delighted to be here on that very special day.

<<Umer Raffat, Analyst, Evercore ISI>>

Excellent. Excellent. Excellent. So there’s a ton to talk about. I want to be very judicious with time and of course, with the focus that you guys have laid out, but can you first start by reminding us Melanie sort of the business model, the price points you want to come in at and are you guys are more on the branded or branded generics just so everyone’s clear on sort of the background of the company.

<<Melanie Nallicheri, Chief Executive Officer>>

Yeah. Let me actually start out with the mission. So when we founded EQRx, we’ve founded with a mission to improve health for all such that patients around the world, no matter where they are, no matter what their socioeconomic status, no matter what their insurance status can access innovation in a really easy way and such that healthcare systems and payers can make that innovation available to their members without any friction and in a financially sustainable way.

So then the question is, well, how do you do that? What’s that business model? And so we have created in our continuing to expand what we call our catalog of medicines. And the reason we call it a catalog of medicines rather than our portfolio is because we are building a portfolio at scale like a catalog. And so we’re going after drug classes that represent major cost burden on payers and on patients.

And we’re looking to bring a large number of those molecules in and ultimately make them available. At the same time, we’re doing is we’re making these available by partnering directly with payers and health systems around the world. And we’re – we’ve created a really simple, easy to understand, transparent pricing model at radically lower prices. In return for that, what we’re expecting from our partners is that they support us in both generating of – generation of evidence, as well as really lowering the out-of-pocket burden on patients and lowering the administrative hurdles that physicians often have to jump through when these high costs categories get very much managed in a pretty cumbersome way by those payers. So very different business model, but one that works best at scale globally. And we’re really excited about it, because we think the time is now for a company like EQRx. And to our knowledge, there’s no company who has tried to explore the opportunity that’s before us.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it.

<<Jami Rubin, Chief Financial Officer>>

And Umer, let me just jump in. We are not a branded generic. We are not a generic. We’re not a biosimilar. These are patent protected, innovative medicines with long patent life.

<<Umer Raffat, Analyst, Evercore ISI>>

Excellent. I’m going to get more drug specific, and sort of more pair system specific. Is it fair to say your first priority market is U.S. and then over time expand into Europe as well?

<<Melanie Nallicheri, Chief Executive Officer>>

I would say this differently, Umer, I would say we have a global outlook from the get-go. And as we’re diving into the global buyers clubs, all payer partners, and one of the partnerships we’ve recently announced as our partnership with the National Health Service in the UK. We also have partnerships in the United States. So I would say, we are equally interested and we are seeing all markets as really attractive to us. So it’s truly not the typical sort of 80, 20 rule that you’ve see many biopharma companies view the world through.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it. So the top programs right now, let’s start to get a little more specific comp programs right now that you guys discussed very clearly as PD-1 and EGFR and CDK4/6. Are there any additional ones you guys have openly discuss get?

<<Melanie Nallicheri, Chief Executive Officer>>

So we have put out there that out of the 10 plus molecules that we have in our catalog, five clinical stage assets are what we’re pursuing right now. They are the most advanced. Those include in addition to the three that you’ve mentioned Umer. So there’s a PD-L1, that’s actually sugemalimab, our most advanced, one of our most advanced pre-registrational assets. There is also a PD-1. There is the EGFR inhibitor, the third-generation EGFR inhibitor. The CDK4/6 and then in the INI category is highly selective JAK1 inhibitor.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay, got it. I’ve noticed some of your slides reference things like BTK, KRAS, GLP-1, IL-23, are those targets that are either in house or a high interest?

<<Melanie Nallicheri, Chief Executive Officer>>

So let me give you the perspective of how we’re thinking about building the portfolio. So the 10 plus molecules that we are currently working on represent drug classes that together are about $100 billion in 2026 U.S. dollar sales. We are doubling that portfolio, that catalog within the next 12 months to 18 months to 20 plus molecules that we will be actively working on. The ones that we currently have in addition to the five clinical stage assets are a number of preclinical molecules.

And then through our drug engineering collaborations and we’ve announced five of those. We are creating several molecules against pre-specified targets that we believe are of interest. And those Umer include classes where others have already launched drugs, but there also include classes where nobody has launched a drug yet. Others may be working on those same drug classes. We believe that we understand the biology. We believe that they’re really important in the treatment of oncology and INI diseases. And so those are some of these targets that we put on the slide that you’re referring to that we put in our pipe deck that we wanted to use as a representative way to show that we’re building a pipeline at scale, and that we’re moving beyond oncology initially into INI and eventually we’ll move beyond that.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. Melanie, there’s going to be other companies doing something related or similar in my opinion. We’re in fact on the PD-1 target, we’re already starting to see Lilly with the Chinese collaboration, as well as coherence do something similar. Since this is your business model, and this is not one of like a massive portfolio, Lilly, for example. Is it your aspiration to be the lowest cost per molecule like let’s say you guys are competing in the PD-1 market. Are you guys – is it your goal? You have to be the lowest price? Or there’s a chance others that are lower cost than you guys.

<<Melanie Nallicheri, Chief Executive Officer>>

So when we say radically lower, we truly mean that we are making a major difference in terms of the pricing. So we’re not talking about 10%, 15%, 20%. That’s not what we mean by radically lower. Are we going to be the lowest? I mean it’s very hard for me to venture a guess on where others are coming in, in terms of their pricing. But what I can tell you is number one, that we’re committed to prices that and we’ve openly said, that are 50% to 70% lower than others in that class.

We will do so consistently across all of the molecules in our portfolio. So this is not a one-off that we’ll need doing for the first or the first two. This is a commitment that we’ve made. And so we’re doing this across the Board. Whether others are going to be at a similar level, whether they’re slightly higher, slightly lower, I don’t know. I would sort of venturing a guess and that’s not really the position I should be in.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. No problem. That makes sense. Which ones would be the ease and I want to now sort of discuss and break this down on the commercial side, because you can imagine there’s a lot of question marks are raised on what you guys are trying to do. A lot of people write it off completely as well. So I want to instead of doing it at a high level and saying what works or doesn’t work. I want to actually break it down into channels, because each channel might have very different dynamics and the same way apply to geographies.

So let me start with the channels that I think might be the most easiest to break into with a pricing model perhaps government purchasing channels and VA. Would you agree that’s the case?

<<Melanie Nallicheri, Chief Executive Officer>>

I would say in general, public payers and they come in different sort of forms and shapes and sizes are absolutely payers that we partner with and that we see as a great area for us to work with.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. And that would include so public pair channels. So like can you break it down specifically so that’s, would you argue all of Medicare, Medicaid and VA?

<<Melanie Nallicheri, Chief Executive Officer>>

Yeah. I would include all U.S. public payers in that. I would also include ex-U.S. public payers in this. And again, a great example of that is a single payer system like the National Health Service in the UK. That’s 65 million lives that are covered by the NHS. And it’s a great example for what we call population health partnership, where you can broadly make multiple of all molecules available to a broad population that can benefit from it. And do so in a way that makes it possible within a constrained budget for a single payer.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. So let me – let’s get a little more specific than let’s say I’m going to take one drug and kind of run in by these channels and let’s see where we come out. We’ll take another different type of drug and do this, because this exercise really helped sort of tease out the business model. So let’s take, for example, an injectable PD-1 or PD-L1, whichever have you. And I’m doing that because that’s a Part B drug going into these channels. The first question that comes to mind is, if there’s a new Part B drug at a lower whack, technically for the oncology practice, there’s less spread to make. I guess how do we think about that dynamic? And also how do we think about the GPO dynamic, where there’s some rebates kicking in, because this massive Part B purchasing?

<<Melanie Nallicheri, Chief Executive Officer>>

Yeah. So a couple of thoughts on this. First of all, of course, we’re thinking about all of the participants in the supply chain. And we want to make sure that we are not creating a model that necessarily advantages some and then creates massive disadvantages somewhere else, because ultimately that, that is the main reason why prior efforts have not succeeded, right. Where people have tried to do this on a single molecule.

First of all, doing it on a single molecule is not helpful, but I’m not really thinking about all of the participants in the supply chain isn’t really helpful either. So we will be thinking about this in a way where think about the OCM model today. Think about practices that are in value-based arrangements. There are multiple ways in which we can make sure that the physician doesn’t necessarily end up suffering from a lower price medicine.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it. Maybe a little more specific color on that, Melanie, just so I understand how would – because you can’t technically because of Part B and the Medicare channels there can’t be a payment to the physician, obviously, but like the way you structure the contract, how do you make sure that there is stay incentivized and they’re not missing out on the 6% spread on the drug that’s lifted 50% more expensive.

<<Melanie Nallicheri, Chief Executive Officer>>

So Umer, as you may appreciate, this is a little bit part of the secret sauce of how we’re doing this, but let’s just say we understand the economics well enough in by partnering with both practices and payers and health systems. We’re able to ensure that everybody ends up being in a place where they need to be on the payments. And you’re absolutely right. We certainly can’t do that, but that’s why our partnerships are so important.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. The next layer is part B drug. Let’s take like an EGFR inhibitor, like a Tagrisso, and let’s say a cheaper version of Tagrisso. As it stands right now, the gross to net on those types of drugs are very high. Sorry, gross to nets are very limited and prices high. And I guess, the question is, let’s say, you come in with a 40% discount on a new Tagrisso, for example. Theoretically, Tagrisso could just respond by expanding the gross to net and just offering up a lot of rebates to the channel, I guess, how do you offset that dynamic from a purchasing perspective?

<<Melanie Nallicheri, Chief Executive Officer>>

So again, I don’t know what AstraZeneca is going to do, and I’m not going to speculate what they’re going to do. But what I would say is a couple of things, first of all, what you’ve said is really important. We currently do not have really any rebates, virtually any rebates in that drug class. And so there’s an opportunity here. That opportunity only exists, of course, if you have a medicine that’s equally good or better.

So I do want to make sure that we talk a little bit about that, we have a great profile of a drug in the class and our results that we’ve generated in comparison to could fit in a really compelling both from an efficacy point of view, but also from a tolerability point of view, because that’s what the patient experiences every day that they go home.

Now, if you imagine a radically lower price that has multiple benefits to so many stakeholders, including to patients, right? And so could a – could others in the class respond, of course, they could, but you also need to think about the fact that, especially in the case where someone has a fairly significant market share and large revenue, creating a significant discount has a huge impact on their financials as well. So I’m not sure that that’s necessarily the course that they would take, but again, that’s for them to decide, not for us to decide. We think that what we are doing is the right thing.

<<Umer Raffat, Analyst, Evercore ISI>>

Right. Melanie, how do you navigate? And I’m going to move on to a commercial drug as well, but how do you navigate the fact that oncology is a protected class? So let’s say, I have a branded drug, you have a drug that’s 50% cheaper or less, give me of the drug that’s 90% cheaper. My understanding is all three have to be on the formulary, just because it’s a protected class. I guess, how do you guys – how does that dynamic work in your favor or not in your favor? Because it might be fall you’ll absolutely be covered. But on the flip side, if the branded player is sort of playing with more discounts, how do you navigate the fact that a protected class would make things easier or not easier?

<<Melanie Nallicheri, Chief Executive Officer>>

So, first of all, I just want to be really clear that every single drug that we will be bringing out is going to be an innovative patent-protected branded drug. And has its own mechanism of action and we need to be convinced that the profile both from an efficacy point of view, from a tolerability point of view, from a convenience point of view, is absolutely competitive with other options in that class. And then second with regards to your question, like, is that a good thing, if there is inclusion. We think it’s a good thing, because we believe that if the drug has a great profile and we’re then pricing radically different, and we’re working with payers who are committed to creating the pull through for our medicines. Then we are absolutely well positioned for what we believe we want to achieve, which is real adoption of the EQRx medicines.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it. Excellent. I – last one, the commercial drugs, like, let’s say, a JAK inhibitor when there’s a big rebate system in place as you go to the more INI categories, et cetera. Is there a way to force the payers hand, because there’s obviously this very set of incentives and the behind the scenes, which is not conducive to lowering the price. How do you guys intend to break that cycle at the payers? Because one thing, my nervousness is lot of good intent behind this business model, but there is a possibility where it may or may not work for the patient, but it will certainly work for the payers, while the pharmas and EQRx are sort of playing out the commercial dynamics.

<<Melanie Nallicheri, Chief Executive Officer>>

So I go back to something that I was talking about at the beginning Umer, which is doing this at scale is really important. And I think that’s one of the reasons why previous efforts where people have tried to do the right thing have not necessarily been successful. And I think what you just alluded to very much fits into that category. So doing – having multiple options available in drug classes that create real pressure on payers and on health systems create a very different opportunity not only to partner, but to bring benefit and to bring value to those partners. And so it really changes the dynamic. It changes the way that you are able to generate benefit. That just goes beyond the one off, one time opportunity.

<<Umer Raffat, Analyst, Evercore ISI>>

Outstanding. Last question for me, basically around primarily – just basically around referenceability of data sets on drugs that – especially, if the data sets were primarily generated ex-U.S., there’s two layers to that. One is a regulatory question. How open our regulators on the one side there’s examples like the BeiGene BTK, where it was a mostly Chinese data set. On the other side, there’s a CRL from yesterday, although I don’t know if that was because of the Chinese data or not from beyond spring. And then the follow-up to that also is seeing these ex-U.S. data sets, to what extent commercially would it matter or not? You can imagine some of the big pharma players thing done under the U.S. data set is critical. So we’d love to hear from you guys.

<<Melanie Nallicheri, Chief Executive Officer>>

Eric is going to answer that.

<<Eric Hedrick, Chief Physician Executive>>

Sure. Yeah. Regarding the regulatory aspects, you mentioned the precedent, which is the approval of zanubrutinib to mantle cell lymphoma based on a pivotal trial that was performed exclusively in China, happened to be involved in that. So I know that precedent well. And I think that serves as an example for what we’re trying to do with our China developed assets in that – the filing package, there was really targeted towards being compliant with ICH Q5, which is the existing global regulatory guidance that specifies the criteria upon which foreign data should be acceptable for approval.

We’ve been focused on using that approach for both aumolertinib and sugemalimab, addressing whether there is ethnic sensitivity in terms of the pharmacology drug and emphasizing that the medical practice for non-small cell lung cancer appears to be the same in China as it is in the U.S. and other parts of the world.

And so that’s really been our position and our focus in terms of putting those datasets together. We’re obviously cognizant of the fact that there are other molecules in a similar space, particularly the intervene developed PD-1 inhibitor, that’s been partnered with [indiscernible] (0:22:26) we know that there’s an advisory committee, coming up that we suspect will address this issue. So we’re cognizant of that. We’ll obviously see if there are any lessons there to apply to our filing strategy, but in the meantime, again, there’s existing regulatory guidance that’s out there, which we feel puts us in a good position for having a fileable and approvable package.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it. And the doc preference?

<<Eric Hedrick, Chief Physician Executive>>

Yeah. I think there is a growing familiarity, I would say with data sets that come out with China really depends on the particular drug and the disease that you’re talking about. But I think aumolertinib serves is a great example here.

<<Umer Raffat, Analyst, Evercore ISI>>

Which one?

<<Eric Hedrick, Chief Physician Executive>>

Aumolertinib or EGFR inhibitor really developed in a trial that was virtually identical to the trial that resulted in the approval of osimertinib, showing very, very similar results in terms of efficacy. I think, the PFS findings there, which look nearly identical to the benefit that was provided by osimertinib. I think physicians recognize that as the measure of activity in this disease. And so I think that it’s one of the benefits of operating within well-established therapeutic classes, physicians know kind of what the bar is and what to look for. This might be a different case if you’re talking about completely novel biology, completely new therapeutic classes, but that’s not what we’re talking about in the case of our medicines.

<<Umer Raffat, Analyst, Evercore ISI>>

Got it. Okay. Got it. My last one really just – and I know we’re five minutes over time, but I do want to ask Jami, because Jami, can you remind us the financial flexibility both to run the trials you guys have in mind. What do you guys have in mind in the first place on OpEx, but also additional programs you can bring in just what’s the gunpowder and what’s the – how are you planning it out over the next couple of years?

<<Jami Rubin, Chief Financial Officer>>

Well, we are going to have a lot of gunpowder. When we complete our spec, which will happen in another two weeks depending on redemptions, we don’t know what that will be, but we raised $1.2 billion for our PIPE. And so, again, depending on redemptions, we will be delivering anywhere between $1.4 billion to $1.8 billion to our balance sheet and given the amount of cash that we have remaining on our balance sheet, we will have close to $2 billion. So we will be extremely well capitalized to execute on our business model.

And Melanie really emphasized scale. We will be running a number – a large number of clinical trials, and our goal is – we don’t have a ton more time to get into this, but our goal is to create and we’re building this company from scratch, and we have opportunities to create a much lower cost structure in large part, because we expect, because we’re going after targets that we understand biology, that we understand that theoretically we should have much lower failure rates.

So our expectation is that we’ll have a lower R&D spend. And eventually, our expectation is that we’ll generate margins, operating margins, in line with large pharma as we read sort of steady state, but we’ll have knock on wood in the next two weeks significant gunpowder to execute on our strategy, which we’re really excited about it.

<<Umer Raffat, Analyst, Evercore ISI>>

Fantastic. Excellent. Those – and guys, thank you so much for making time. I don’t know if this was your first conference outing or not, but it was, okay, never mind. I’m not surprised, but…

<<Melanie Nallicheri, Chief Executive Officer>>

This was a really important one for us.

<<Umer Raffat, Analyst, Evercore ISI>>

Okay. All right.

<<Melanie Nallicheri, Chief Executive Officer>>

Thank you for having us, Umer. Thank you. Bye-Bye.

<<Umer Raffat, Analyst, Evercore ISI>>

Thank you guys.

<<Eric Hedrick, Chief Physician Executive>>

Thank you. Bye.

[END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, trading on the Nasdaq Global Market, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC, which was declared effective on December 1, 2021. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III as of the record date for the meeting. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the date of the definitive proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the definitive proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

EQRx Media Contact:

Dan Budwick

dan@1abmedia.com